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                                 EXHIBIT 99.1

                             VERADO HOLDINGS, INC.
                    LIFE EVENT CELEBRATION STOCK AWARD PLAN

     Verado Holdings, Inc. has adopted this Life Event Celebration Stock Award Plan (the "Plan") effective as of October 10, 2000 (the "Effective Date"), for the benefit of employees of Verado Holdings, Inc., including any of its subsidiaries (together, the "Employer").

Eligible Employees: All employees (excluding independent contractors) of the Employer are eligible for this Plan.

Qualifying Event: Qualifying Events include, but are not limited to, the birth or adoption of a child of the employee, or the employee's marriage under state law. The Qualifying Event must occur after the Effective Date and while the employee is employed with the Employer. The Employer, in its sole discretion to be exercised in furtherance of the purposes underlying the Plan, will determine whether an employee's life event is a Qualifying Event under the Plan.

Stock Award: Upon each Qualifying Event, and upon the notice described below, the Employer will provide to the employee:

     .     Fifty (50) shares of common stock of Verado Holdings, Inc.

           PLUS

     .     A $100.00 American Express gift check.

As required by the Internal Revenue Code, these items are included in the taxable income of the employee, and withholding on these items will be taken from the employee's next paycheck after the stock and gift check are distributed to the employee.

Notice of Qualifying Event: The employee will provide the Employer with written notice and proof of the Qualifying Event (marriage certificate, birth certificate, adoption papers) within a reasonable period of time after the Qualifying Event occurs. In the event the employee desires to have the stock issued in the name of any person other than the employee, the notice also will include the name, address, and social security number of the person to whom the stock is to be issued. The employee remains responsible for taxes on the benefits payable under this Plan, regardless of how the stock is issued.

Shares Subject to the Plan: The stock that may be granted pursuant to the Plan shall not exceed in the aggregate Twenty Thousand (20,000) shares of the Company's Series B common stock (the "Common Stock"). The stock subject to the Plan may be unissued shares or reacquired shares, bought on the open market or otherwise.

Right to Amend Plan: The Employer reserves the right to amend or terminate the Plan at any time, and the Employer will have full discretionary authority to interpret the terms of the Plan and to determine benefits under the Plan, and such determinations will be final and binding on all parties.

Miscellaneous: This Plan will be governed by the laws of the State of Colorado. This Plan does not constitute a contract of employment between the Employer and any person. Nothing in this Plan will be deemed to give any employee the right to be retained in the employ of the Employer nor does it change the at-will status of any employee of Employer.

     I hereby certify that the foregoing Plan was duly adopted by the Compensation Committee of the Board of Directors of Verado Holdings, Inc. as of February 15, 2001.

Executed on this 15th day of February, 2001.

/s/ James C. Lanik
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Assistant Secretary

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